Dolly Varden Silver's Step-out Intersects 1,091 g/t Silver over

9.38 meters at Wolf Vein

VANCOUVER, BC, August 12, 2024, Dolly Varden Silver Corporation (TSXV: DV) (OTC: DOLLF) (FRK: DVQ1) (the "Company" or "Dolly Varden") is pleased to announce the first results from the Wolf Vein step-out directional drilling.  High grade silver mineralization was intersected in a 40 meter southwest step-out, grading 1,091 g/t Ag over 9.38 meters, with significant base metal grades. Approximately 8,000 meters of an ongoing 25,000m drill program at the Company's 100% owned Kitsault Valley Silver and Gold Project is being drilled at the Wolf Vein to expand and infill the plunge of high-grade silver mineralization.

Wolf Vein Step-out

  DV24-404: 1,091 g/t Ag, 1.35% Pb and 1.40% Zn over 9.38 meters, including 2,505 g/t Ag, 3.42% Pb and 2.88% Zn over 1.63 meters.

* intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

"We are encouraged with an increase in silver plus base metal grades over potential bulk underground mining widths at the Wolf Vein and eagerly anticipate more assays soon from this area.  We are impressed with the consistency of mineralization, including strong native silver, within the intersection from drill hole DV24-404.  Additional drilling to the southwest is being prioritized during the remainder of the 2024 drill season," said Shawn Khunkhun, CEO of Dolly Varden Silver.

The Company is using directional drilling technology to precisely target areas for step-out and infill work. Drillhole DV24-404 is the initial "mother" hole on a step-out collared at surface from which three additional holes were directed off at depths near the base of the sedimentary cap (DV24-409, 412 and 414). Assays are pending for the three "daughter" holes (Fig 1). The directional drilling steered the holes to intersect the Wolf Vein at specific points that were a minimum of 30 meters apart. The drill hole was collared within the Surprise target area to the west of the Wolf Vein and intersected gold mineralization near the top of hole (Table 1).

Drill holes DV24-396 and DV24-402 targeted the upper, northeast portion of the recently discovered Wolf Vein Extension. These holes tested for mineralization below the projected plunge of high-grade silver first discovered in previously released drill hole DV21-273 (December 20, 2021 release). Both holes intersected alteration and the Wolf structure where elevated base metal values are typical.

Figure 1.    Plan of Wolf Vein mineralized zone (in red) with all drilling to date. Lithology shown on drill trace-    grey: sedimentary rock , green: volcanic rock , pink/red: mineralization.  Step-out hole DV24-404 is the initial hole of the Wolf directional drilling program.

Figure 2.  Longitudinal Section of Wolf Vein with mineralization envelope in red. Plunge of high-grade silver mineralization extended 40m by Drill hole DV24-404. Section looking northwest, 30m wide window.

Wolf Vein

The Wolf Vein is hosted in Jurassic-age Hazelton Formation volcanic rocks and is interpreted as a structurally controlled, multi phased, epithermal vein and vein breccias that occur along a southwest plunging zone of wider, higher grade silver mineralization. Native silver, parargerite, argentite and argentiferous galena are hosted in multiple phases of silica and iron carbonate veins and breccias. The extention of the mineralization discovered underneath the sedimentary rock cap and the initial Wolf deposit that comes to surface has a plunge extent of ver 950 meters at -45 to the southwest.

Figure 3.    Core sample and microscope view of Wolf Silver mineralization in DV24-404 @ 772.20m consisting of, native silver, argentite and argentiferous galena in silica and iron carbonate vein and vein breccia.

Table 1: Completed Drill Hole Assays from Wolf Vein

Target	Hole ID	From (m)	To (m)	Length (m)*	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
Wolf	DV24-396	414.00	414.50	0.50	2	0.35	1.77	NSV
	And	431.45	432.00	0.55	5	0.06	4.01	NSV
Wolf	DV24-402	420.90	424.00	3.10	18	5.12	2.45	0.19
	and	427.66	428.18	0.52	3	0.25	2.15	NSV
Surprise	DV24-404	24.24	25.24	1.00	23	NSV	1.19	1.05
Wolf	DV24-404	760.45	762.69	2.24	352	1.76	2.75	NSV
	and	766.82	776.20	9.38	1091	1.35	1.40	0.06
	Including	766.82	768.45	1.63	2505	3.42	2.88	0.20
	including	768.95	770.00	1.05	1130	0.42	0.56	NSV
	including	772.05	772.58	0.53	2380	1.05	0.89	0.17

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Table 2: Drill hole data for Wolf Vein holes reported in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
DV24-396	467053	6173650	380	098	-59	531
DV24-402	467053	6173650	380	113	-60	450
DV24-404	466746	6173588	489	131	-60	816

Investor Relations

Dolly Varden Silver Corporation announces it has entered into an agreement with Winning Media LLC ("Winning Media") to provide strategic digital media and consulting services to the Company. Winning Media is a Houston, Texas based marketing agency that delivers services to a diverse group of clients across North America, providing strategic digital media services, marketing, advertising and data analytic services. The Company and Winning Media act at arm's length and neither Winning Media nor any of its principals currently own any interest, directly or indirectly, in the Company. Under the terms of the agreement, Winning Media will provide strategic digital media services including marketing services, news dissemination, data analytics services, content development, media buying and distribution, and campaign reporting and optimization. The Company has agreed to pay Winning Media an upfront fee of USD $100,000 and the services are expected to take place between the date hereof and August 31, 2024.

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI43-101 has reviewed, validated and approved the scientific and technical information contained in this news release and supervises the ongoing exploration program at the Dolly Varden Project.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. Five kilometers to the East of the Kitsault Valley Project is the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward looking statements or information in this release relates to, among other things, the 2022 drill program at the Kitsault Valley Project, the results of previous field work and programs and the continued operations of the current exploration program, interpretation of the nature of the mineralization at the project and that that the mineralization on the project is similar to Eskay and Brucejack, results of the mineral resource estimate on the project, the potential to grow the project, the potential to expand the mineralization and our beliefs about the unexplored portion of the property.

These forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to successfully pursue its current development plans, that future sources of funding will be available to the company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

For additional information on risks and uncertainties, see the Company's most recently filed annual management discussion & analysis ("MD&A") dated March 27, 2024, and management information circular dated May 28, 2024 (the "Circular"), both of which are available on SEDAR at www.sedar.com. The risk factors identified in the MD&A and the Circular are not intended to represent a complete list of factors that could affect the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137,
www.dollyvardensilver.com;